ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA KIMBERLY L. RUDGE, ESQ STUART REED, ESQ MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

March 12, 2020

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Peer Capital II, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed March 9, 2020 File No. 024-11150

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Peer Capital II, Inc. (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on February 5, 2020 as amended on March 9, 2020 (“Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from Amendment No. 1 to the Form 1-A filed on March 9, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated March 11, 2020. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

March 12, 2020

Part II

Description of Worthy II Bonds

Jury Trial and Class Actions Waivers, page 31

Comment:

1. Please revise this section to clarify whether the jury trial and class action waivers apply if an investor opts out of the arbitration provision. In this regard, we note that your disclosure on page 15 suggests that, if the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers. Please make conforming revisions throughout the offering circular.

Response:

In response to the Staff’s comment, the Company has revised the Form 1-A on page 15, as well as on page 31, to clarify that if the investor opts out of the arbitration provision, the investor has also opted out of the jury trial and class action waivers.

Part III Exhibits

Index to Exhibits, page 39

Comment:

2. We note your response to comment 10 and the revisions to the form of Worthy II Bond Investor Agreement. Please revise Section 5(b)(iv) of Exhibit 4.1 to remove the statement that the investor has reviewed the Offering Circular.

Response:

In response to the Staff’s comment, the Company has removed the statement that the investor has reviewed the Offering Circular from Section 5(b)(iv) of Exhibit 4.1.

If the Staff has any further comments regarding the Form 1-A, Amendment No.2 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Michael Henderson/ U.S. Securities and Exchange Commission
Hugh West /U.S. Securities and Exchange Commission Sonia Bednarowski/U.S. Securities and Exchange Commission Dietrich King/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Peer Capital II, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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